UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                             PURSUANT TO RULE 13d-2

                               (AMENDMENT NO. 1)*

                          MOMENTA PHARMACEUTICALS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, $.0001 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  60877 T 10 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                DECEMBER 31, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)
     [X] Rule 13d-1(c)
     [_] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  Schedule 13G

Item 1(a)     Name of Issuer:
              --------------

              Momenta Pharmaceuticals, Inc. (the "Issuer")


Item 1(b)     Address of Issuer's Principal Executive Offices:
              -----------------------------------------------

              675 West Kendall Street, Cambridge, MA  02142.


Item 2(a)     Name of Person Filing:
              ---------------------

              Farah A. Ebrahimi (the "Reporting Person").


Item 2(b)     Address of Principal Business Office or, if None, Residence:
              -----------------------------------------------------------

              205 Newbury Street, Boston, MA  02116.


Item 2(c)     Citizenship:
              -----------

              United States


Item 2(d)     Title of Class of Securities:
              ----------------------------

              Common Stock, $.0001 par value per share (the "Common Stock")


Item 2(e)     CUSIP Number:
              ------------

              60877T 10 0


Item 5.       Ownership of Five Percent or Less of a Class.
              --------------------------------------------

              If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2006

                  *
--------------------------------------
Farah A. Ebrahimi

                                        *By:  /s/ Nina Ross
                                              -------------------------
                                              Nina Ross
                                              Attorney In Fact

This Amendment No. 1 to Schedule 13G was executed by Nina Ross pursuant to a Power of Attorney which is attached hereto as EXHIBIT 1.

                                                                       EXHIBIT 1

                                POWER OF ATTORNEY

         KNOW ALL BY THESE PRESENTS, that the person whose signature appears below hereby constitutes and appoints Nina L. Ross with full power to act singly, her true and lawful attorney-in-fact, with full power of substitution, to: (i) sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of herself as an individual or in her capacity as a general partner of any partnership, pursuant to Section 13 or 16 of the Securities Exchange Act of 1934, as amended, and any and all regulations promulgated thereunder, (ii) sign any notice on Form 144 (including any amendments thereto) to be executed on behalf of herself as an individual or in her capacity as a general partner of any partnership, pursuant to Rule 144 of the Securities Act of 1933, (iii) file the same (including any amendments thereto), with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and any stock exchange or similar authority and (iv) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this power of attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate.

         The undersigned hereby grants to the attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted.

         This power of attorney shall remain in full force and effect until revoked by the undersigned in a signed writing delivered to the attorney-in-fact.

         IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 7th day of February, 2006.

                                        /s/ Farah Alexandra Ebrahimi
                                        ----------------------------
                                        Farah Alexandra Ebrahimi